UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

 BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

BLUE SQUARE ANNOUNCES COMPLETION OF AGREEMENT TO AQUIRE
ADDITIONAL SHARES IN ITS SUBSIDIARY BEE GROUP RETAIL LTD., INCREASING
ITS HOLDINGS TO 85%

ROSH HAAYIN, Israel, September 11, 2008 - Blue Square-Israel Ltd. (NYSE: BSI) (herein: "Blue Square") announced today that further to its announcement dated August 3, 2008, regarding the signing of an agreement to acquire 25% of the outstanding share capital of Bee Group Retail Ltd. ("Bee Group"), a 60% subsidiary of Blue Square, the parties have received the required approvals for the acquisition and the transaction as agreed in the agreement has been completed.

Following the completion of the transaction, Blue Square now owns 85% of the outstanding shares of Bee Group.

Furthermore, the agreement provides Blue Square with a Call Option to aquire the remaining 15% of Bee Group's capital stock (the "Remaining Shares"), during the five-year period from closing, and the sellers of the Remaining Shares are provided with a Put Option to sell the Remaining Shares to Blue Square at the second anniversary of the closing date, under terms as specified in Blue Square's announcement dated August 3, 2008.

Zeev Vurembrand, the Chief Executive Officer of Blue Square commented: "We are pleased to announce the completion of the acquisition of additional 25% of Bee Group bringing us to hold 85% and complete control of Bee Group. We see Bee Group as an engine of growth for Blue Square, and the acquisition as a major step in the continuing implemention of our plan to be a major player in the non food sector".

* * *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 194 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

Dated: September 11, 2008